Filed Pursuant To Rule 433

Registration Statements No. 333-130378 and 333-130378-02

$300,000,000

ACE INA Holdings Inc.

6.70% Senior Notes due 2036

Fully and Unconditionally Guaranteed by

ACE Limited

FINAL TERM SHEET

Dated: May 8, 2006

Issuer:	ACE INA Holdings Inc.

Guarantor:	ACE Limited

Size:	$300,000,000

Maturity:	May 15, 2036

Coupon (Interest Rate):	6.70%

Yield to Maturity:	6.748%

Spread to Benchmark Treasury:	+145 basis points

Benchmark Treasury:	5.375% UST due February 2031

Benchmark Treasury Price and Yield:	101.1+ and 5.298%

Interest Payment Dates:	May 15 and November 15, commencing November 15, 2006

Redemption Provision:	Make Whole Call – UST+20

Redemption for Changes in Withholding Taxes - Par

Price to Public:	99.388%

Net Proceeds to ACE INA (before expenses):	$295,539,000

Settlement Date:	May 22, 2006

The issuer and the guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer and the guarantor have filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Wachovia Capital Markets, LLC can arrange to send you the prospectus if you request it by calling 1-800-326-5897 or e-mailing syndicate.ops@wachovia.com